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Filed pursuant to
General Instruction II.K of Form F-9;
File No. 333-98087

PROSPECTUS SUPPLEMENT
(To Prospectus dated August 22, 2002)

US$1,000,000,000 EnCana Corporation US$250,000,000 4.60% Notes due 2009 US$750,000,000 6.50% Notes due 2034

        The notes due 2009 and the notes due 2034 will bear interest at the rate of 4.60% per year and 6.50% per year, respectively. We will pay interest on the notes on February 15 and August 15 of each year, beginning February 15, 2005. The 4.60% notes and the 6.50% notes will mature on August 15, 2009 and on August 15, 2034, respectively. We may redeem some or all of the notes, at any time, at the applicable "make-whole" price described in this prospectus supplement. We may also redeem all of the notes, at any time, if certain changes affecting Canadian withholding taxes occur.

        Investing in the notes involves risks. See "Risk Factors" beginning on page 26 of the accompanying prospectus.

        We are permitted to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies.

        Owning the notes may subject you to tax consequences both in the United States and in Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion contained in this prospectus supplement.

        Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and some of the experts named in this prospectus supplement and the accompanying prospectus are Canadian residents, and most of our assets or the assets of our directors and officers and the experts are located outside the United States.

        Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per 2009 Note	Total	Per 2034 Note	Total
Public offering price	99.838%	US$249,595,000	99.123%	US$743,422,500
Underwriting commission	0.600%	US$ 1,500,000	0.875%	US$ 6,562,500
Proceeds to EnCana, before expenses	99.238%	US$248,095,000	98.248%	US$736,860,000

        The price of the notes will also include accrued interest, if any, from August 4, 2004 to the date of delivery.

        The underwriters expect to deliver the notes on or about August 4, 2004 through The Depository Trust Company.

Joint Book-Running Managers

ABN AMRO Incorporated	Lehman Brothers

Banc of America Securities LLC	BNP PARIBAS	Citigroup	HSBC

Barclays Capital	CIBC World Markets	Credit Suisse First Boston
Deutsche Bank Securities	Goldman, Sachs & Co.	Harris Nesbitt
JPMorgan	Lazard	Merrill Lynch & Co.
Morgan Stanley	RBC Capital Markets	RBS Greenwich Capital
Scotia Capital	TD Securities	UBS Investment Bank

July 29, 2004

IMPORTANT NOTICE ABOUT INFORMATION IN
THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference. The second part, the accompanying prospectus dated August 22, 2002, gives more general information, some of which may not apply to the notes we are offering. The accompanying prospectus is referred to as the "prospectus" in this prospectus supplement.

        If the description of the notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the prospectus, as well as information we previously filed with the U.S. Securities and Exchange Commission and with the Alberta Securities Commission and incorporated by reference, is accurate as of their respective dates only. Our business, financial condition, results of operations and prospects may have changed since those dates.

        In this prospectus supplement, all capitalized terms used and not otherwise defined herein have the meanings provided in the prospectus. In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in United States dollars, references to "$" or "US$" are to United States dollars and references to "C$" are to Canadian dollars. Unless otherwise indicated, all financial information in this prospectus supplement, the prospectus and any document incorporated by reference is determined using generally accepted accounting principles which are in effect from time to time in Canada ("Canadian GAAP"). "U.S. GAAP" means generally accepted accounting principles which are in effect from time to time in the United States. For a discussion of the principal differences between our financial results as calculated under Canadian GAAP and under U.S. GAAP, you should refer to note 20 of our audited comparative consolidated financial statements for the year ended December 31, 2003, incorporated by reference in the prospectus. Unless otherwise specified or the context otherwise requires, all references in this prospectus supplement and the prospectus to "EnCana", "we", "us" and "our" mean EnCana Corporation and its consolidated subsidiaries and partnerships. In the sections entitled "Summary of the Offering" and "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus, "EnCana", "we", "us" and "our" mean EnCana Corporation, without any of its subsidiaries or partnerships through which it operates.

        This prospectus supplement contains disclosure respecting oil and gas production expressed as "cubic feet of natural gas equivalent" and "barrels of oil equivalent" or "boe". All equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

FORWARD-LOOKING STATEMENTS

        Certain statements included in this prospectus supplement, the prospectus and the documents incorporated therein constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating to, but not limited to, our operations, anticipated financial performance, business prospects and strategies. Forward-looking statements typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook on oil and gas prices, estimates of future production, reserves and resources, the estimated amounts and timing of capital expenditures, anticipated future debt levels and royalty rates, or other expenditures, beliefs, plans, objectives, assumptions or statements about future events or performance.

        You are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predicted outcomes will not occur. These factors include, but are not limited to:

  •
  general economic, business and market conditions;

  •
  volatility of crude oil, natural gas and natural gas liquids prices;

  •
  fluctuations in currency and interest rates, product supply and demand;

  •
  competition;

  •
  risks inherent in foreign operations, including political and economic risk;

  •
  risks of war, hostilities, civil insurrection and terrorist threats;

  •
  risks inherent in marketing operations including credit risks;

  •
  imprecision of reserve estimates;

  •
  our ability to replace or expand reserves;

  •
  our ability to either generate sufficient cash flow to meet current and future obligations or to obtain external debt or equity financing;

  •
  our ability to enter into or renew leases;

  •
  the timing and costs of pipeline and gas storage facility construction and expansion;

  •
  our ability to make capital investments and the amounts thereof;

  •
  imprecision in estimating future production capacity, and the timing, costs and levels of production and drilling;

  •
  results of our exploration, development and drilling activity;

  •
  our ability to secure adequate product transportation;

  •
  changes in regulations, including environmental regulations;

  •
  risks associated with existing and potential future lawsuits and regulatory actions against us;

  •
  uncertainty in amounts and timing of royalty payments; and

  •
  imprecision in estimating product sales.

        We caution that the foregoing list of important factors is not exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. You should also carefully consider the matters discussed under "Risk Factors" in the prospectus. We undertake no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

SUMMARY OF THE OFFERING

        The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the notes, see "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus.

Issuer	EnCana Corporation.
Securities Offered	US$250 million aggregate principal amount of 4.60% notes due 2009. US$750 million aggregate principal amount of 6.50% notes due 2034.
Maturity Date	August 15, 2009 for the 4.60% notes due 2009. August 15, 2034 for the 6.50% notes due 2034.
Interest Payment Dates	February 15 and August 15 of each year, beginning February 15, 2005.
Ranking
The notes will be our direct, unsecured and unsubordinated obligations and will rank equally with all of our existing and future unsecured and unsubordinated debt. We conduct a substantial portion of our business through our corporate and partnership subsidiaries. The notes will be structurally subordinate to all existing and future indebtedness and liabilities of any of our corporate and partnership subsidiaries. See "Description of the Notes—Ranking and Other Indebtedness" in this prospectus supplement and "Description of Debt Securities—Ranking and Other Indebtedness" in the prospectus. As at June 30, 2004, our corporate and partnership subsidiaries had approximately $1.1 billion of long term debt outstanding to third parties.
Optional Redemption
We may redeem the 2009 notes or the 2034 notes, in whole or in part, at any time, at the applicable "make-whole" price described in this prospectus supplement. See "Description of the Notes—Optional Redemption" in this prospectus supplement.

We may also redeem all of the 2009 notes or all of the 2034 notes in whole, but not in part, at the redemption prices described in the accompanying prospectus at any time in the event certain changes affecting Canadian withholding taxes occur. See "Description of Debt Securities—Tax Redemption" in the prospectus.
Sinking Fund	None.
Certain Covenants	The indenture pursuant to which the notes will be issued will contain certain covenants that, among other things, limit:
• the ability of EnCana Corporation and its restricted subsidiaries to create liens; and

• the ability of EnCana Corporation (exclusive of its corporate and partnership subsidiaries) to merge, amalgamate or consolidate with, or sell all or substantially all of its assets to, any other person.

See "Description of Debt Securities—Covenants" in the prospectus. These covenants are subject to important exceptions and qualifications which are described under the caption "Description of Debt Securities" in the prospectus.
Use of Proceeds
The net proceeds to us from this offering will be approximately $984 million, after deducting the underwriting commission and the estimated expenses of the offering of approximately $1 million. The net proceeds will be used to repay a portion of our bank and commercial paper indebtedness. See "Use of Proceeds" in this prospectus supplement.

Additional Amounts
Any payments made by us with respect to the notes will be made without withholding or deduction for Canadian taxes unless required to be withheld or deducted by law or by the interpretation or administration thereof. If we are so required to withhold or deduct for Canadian taxes with respect to a payment to the holders of notes, we will pay the additional amount necessary so that the net amount received by the holders of notes after such withholding or deduction is not less than the amount that such holders would have received in the absence of the withholding or deduction. See "Description of Debt Securities—Payment of Additional Amounts" in the prospectus.
Form
The notes will be represented by fully registered global notes deposited in book-entry form with, or on behalf of, The Depository Trust Company, and registered in the name of its nominee. See "Description of the Notes—Book-Entry System" in this prospectus supplement. Except as described under "Description of the Notes" in this prospectus supplement and "Description of Debt Securities" in the prospectus, notes in certificated form will not be issued.
Credit Ratings	Standard & Poor's Ratings Services ("S&P")	A-
	Moody's Investors Service ("Moody's")	Baa2
	Dominion Bond Rating Service Limited ("DBRS")	A (low)

Our long-term debt rating by Moody's was lowered from Baa1 to Baa2 on July 14, 2004. The rating by S&P is on CreditWatch with negative implications and the rating by DBRS is with a negative trend. The S&P CreditWatch with negative implications status implies that the ratings on our long-term debt could remain the same or be lowered. The DBRS negative trend represents an indication that there is a greater likelihood that the rating could change in the future than would be the case if a stable trend is assigned. See "Credit Ratings" in this prospectus supplement.
Governing Law	The notes and the indenture governing the notes will be governed by the laws of the State of New York.

ENCANA CORPORATION

        We are one of the world's leading independent crude oil and natural gas exploration and production companies, based on landholdings and production at December 31, 2003. Our key landholdings are in Western Canada, the U.S. Rocky Mountains, Ecuador, the United Kingdom ("U.K.") central North Sea, offshore Canada's East Coast and the Gulf of Mexico. We explore for, produce and market natural gas, crude oil and natural gas liquids ("NGLs") in Canada and the United States. We are engaged in exploration and production activities internationally including production from Ecuador and the U.K. central North Sea. We have interests in midstream operations and assets, including natural gas storage, NGLs gathering and processing facilities, power plants and pipelines.

        We continually pursue opportunities to develop and expand our business, which may include significant corporate or asset acquisitions. We may finance such acquisitions with debt or equity, or a combination of both.

RECENT DEVELOPMENTS

Second Quarter Financial Results

        On July 27, 2004, we announced our operating and financial results for the six months ended June 30, 2004. Revenues, net of royalties were $5,568 million and net earnings were $540 million for the six months ended June 30, 2004. Natural gas sales volumes averaged 2,875 million cubic feet per day and crude oil and NGLs sales volumes averaged 267,334 barrels per day for the six month period.

Acquisition of Tom Brown, Inc.

        In May 2004, we completed the acquisition of all of the outstanding shares of Tom Brown, Inc. ("Tom Brown") of Denver, Colorado, pursuant to a tender offer and subsequent merger with one of our subsidiaries. The total consideration for the acquisition was approximately $2.7 billion, including acquired debt of Tom Brown of approximately $0.4 billion as at the date of acquisition. Tom Brown is engaged primarily in the exploration for, and the acquisition, development, production, marketing, and sale of, natural gas, NGLs and crude oil in North America. Its activities are conducted principally in the Wind River and Green River Basins of Wyoming, the Piceance Basin of Colorado, the Paradox Basin of Utah and Colorado, the Val Verde Basin and Permian Basin of west Texas, the East Texas Basin and the Western Canadian Sedimentary Basin. At the time of completion of the acquisition, we estimated, based on our assessment of information provided to us by Tom Brown, that the acquisition added current production of approximately 325 million cubic feet of natural gas equivalent per day (of which approximately 87% was natural gas production), approximately 1.2 trillion cubic feet of proved natural gas equivalent reserves (of which approximately 92% was natural gas reserves) and approximately 2 million net undeveloped acres. The acquisition was financed with the net proceeds of an offering of $1 billion of 5.80% notes due 2014 by our indirect wholly-owned financing subsidiary, EnCana Holdings Finance Corp., and with borrowings of approximately $1.7 billion under a non-revolving bridge facility with a syndicate of banks.

Dispositions

        We have entered into an agreement to sell New Mexico assets, representing production of approximately 3,900 barrels of oil equivalent per day, after royalties, for approximately $243 million. These assets, which were part of Tom Brown, were deemed by us to be non-core. The transaction is scheduled to close by July 30, 2004.

        We have also entered into an agreement to sell conventional oil and gas assets producing approximately 16,800 barrels of oil equivalent per day, after royalties, for approximately $395 million before adjustments. The transaction, which is expected to close on or about September 1, 2004, includes properties in central and southern Alberta producing predominantly medium and heavy oil.

        We have also entered into an agreement to sell conventional natural gas assets producing approximately 7,250 barrels of oil equivalent per day, after royalties, for approximately $219 million before adjustments. The transaction, which is expected to close before August 30, 2004, is comprised of natural gas properties in northeast Alberta.

USE OF PROCEEDS

        The net proceeds to us from this offering will be approximately $984 million, after deducting the underwriting commission and the estimated expenses payable by us of approximately $1 million. The net proceeds received by us from the sale of the notes will be used to repay a portion of our bank and commercial paper indebtedness. Any net proceeds that are not applied immediately to such repayment will be invested in short-term marketable securities.

SELECTED FINANCIAL AND OPERATING INFORMATION

Selected Financial Information

        The following table sets forth selected financial information as at and for the year ended December 31, 2003 and as at and for the six months ended June 30, 2004, and is presented in U.S. dollars. We completed the acquisition of Tom Brown on May 19, 2004. Accordingly, the six-month financial information for the period ended June 30, 2004 includes results from Tom Brown's operations for 43 days.

        In the opinion of management, the unaudited comparative interim consolidated financial statements present fairly, in accordance with Canadian GAAP, the financial information for such period. Our historical results are not necessarily indicative of the results that may be expected for any future period.

        You should read the selected financial information in conjunction with our historical consolidated financial statements and "Management's Discussion and Analysis" incorporated by reference in the prospectus.

	Year Ended December 31, 2003	Six Months Ended June 30, 2004
		(unaudited)
Statement of Earnings (in millions):
Revenues, net of royalties	$10,216	$5,568
Expenses
Production and mineral taxes	189	161
Transportation and selling	545	324
Operating	1,297	699
Purchased product	3,455	2,109
Depreciation, depletion and amortization	2,222	1,357
Administrative	173	93
Interest, net	287	175
Accretion of asset retirement obligation	19	12
Foreign exchange (gain) loss	(601)	79
Stock-based compensation	18	9
Gain on dispositions	—	(35)
Income tax expense	445	45

Net earnings from continuing operations	2,167	540
Net earnings from discontinued operations	193	—

Net earnings	$2,360	$540

Statement of Cash Flows (in millions):
Cash flow(1)	$4,459	$2,126
Capital expenditures	5,115	2,745
Other Financial Data (in millions):
EBITDA(2)	$4,539	$2,173

	December 31, 2003	June 30, 2004
		(unaudited)
Balance Sheet (in millions):
Working capital	$157	$(700)
Total assets	24,110	28,976
Long-term debt	6,088	8,582
Shareholders' equity	11,278	11,405
(1)
Cash flow is not a measure that has any standardized meaning prescribed by Canadian GAAP and is considered a non-GAAP measure. Therefore, this measure may not be comparable to similar measures presented by other issuers. Cash flow is presented in order to provide additional information regarding our liquidity and our ability to generate funds to finance our operations. Cash flow is not intended to represent our operating cash flows or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP.

The following table provides a reconciliation of Cash flow from Net earnings from continuing operations (in millions):

	Year Ended December 31, 2003	Six Months Ended June 30, 2004
		(unaudited)
Net earnings from continuing operations	$2,167	$540
Depreciation, depletion and amortization	2,222	1,357
Future income taxes	501	(390)
Unrealized loss on risk management	—	531
Unrealized foreign exchange (gain) loss	(545)	71
Accretion of asset retirement obligation	19	12
Gain on dispositions	—	(35)
Other	56	40

Cash flow from continuing operations	4,420	2,126
Cash flow from discontinued operations	39	—

Cash flow	$4,459	$2,126

(2)
EBITDA represents Net earnings before Net earnings from discontinued operations, Income tax expense, Gain on dispositions, Foreign exchange (gain) loss, Accretion of asset retirement obligation, Interest, net and Depreciation, depletion and amortization. EBITDA is not a measure that has any standardized meaning prescribed by Canadian GAAP and is considered a non-GAAP measure. Therefore, this measure may not be comparable to similar measures presented by other issuers. EBITDA is presented in order to provide additional information regarding our liquidity and our ability to generate funds to finance our operations. EBITDA should not be considered an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with Canadian GAAP.

The following table provides a reconciliation of EBITDA from Net earnings (in millions):

	Year Ended December 31, 2003	Six Months Ended June 30, 2004
		(unaudited)
Net earnings	$2,360	$540
Subtract:
Net earnings from discontinued operations	193	—
Add:
Income tax expense	445	45
Gain on dispositions	—	(35)
Foreign exchange (gain) loss	(601)	79
Accretion of asset retirement obligation	19	12
Interest, net	287	175
Depreciation, depletion and amortization	2,222	1,357

EBITDA	$4,539	$2,173

Selected Operating Information

        The following table sets forth selected operating information as at and for the year ended December 31, 2003 and for the six months ended June 30, 2004. For the purposes of the following information, "bbls/d" means barrels per day, "boe/d" means barrels of oil equivalent per day and "mmcf/d" means millions of cubic feet per day. Barrels of oil equivalent have been calculated on a 6:1 conversion basis. We completed the acquisition of Tom Brown on May 19, 2004. Accordingly, the six-month operating information for the period ended June 30, 2004 includes results from Tom Brown's operations for 43 days.

	Year Ended December 31, 2003		Six Months Ended June 30, 2004
Sales, after royalties
Produced gas (mmcf/d)	2,566		2,875
Oil and NGLs (bbls/d)
North America	165,895	(1)	168,283
International	56,649		99,051

Total Oil and NGLs (bbls/d)	222,544	(1)	267,334

Total (boe/d)	650,211	(1)	746,501

(1)
Excludes sales from EnCana's interests in the Syncrude Joint Venture, which were sold during 2003.

CONSOLIDATED CAPITALIZATION

        The following table summarizes our consolidated capitalization as at June 30, 2004, both actual and as adjusted to give effect to the issuance of the notes, and is presented in U.S. dollars. You should read this table together with our unaudited comparative interim consolidated financial statements for the six months ended June 30, 2004 which are incorporated by reference in the prospectus.

	As at June 30, 2004
	Actual	As Adjusted
	(in millions) (unaudited)
Long-Term Debt(1)
Revolving credit and term loan borrowings(2)(3)(4)	$3,530	$2,546
Unsecured notes and debentures—Canadian (C$1,575)(4)	1,175	1,175
Unsecured notes and debentures—U.S.	3,649	3,649
Preferred securities(4)	150	150
Increase in value of debt acquired	78	78
Notes offered hereby	—	1,000

Total long-term debt	8,582	8,598
Shareholders' Equity
Share capital(5)(6)	5,382	5,382
Share options, net(7)	25	25
Paid in surplus	37	37
Retained earnings	5,598	5,598
Foreign currency translation adjustment	363	363

Total shareholders' equity	11,405	11,405

Total Capitalization	$19,987	$20,003

(1)
Excludes current portion of long-term debt.
(2)
We and our subsidiaries have two revolving credit and term loan facilities in place totalling approximately C$4.4 billion (US$3.3 billion) at June 30, 2004. One of the facilities, totalling C$4 billion (US$3.0 billion), consists of two tranches of C$2 billion (US$1.5 billion) each. One tranche is fully revolving for a 364-day period with provision for annual extensions at the option of the lenders and upon notice from us. If not extended, this tranche converts to a non-revolving reducing loan for a term of one year. The second tranche is fully revolving for a period of three years from December 2003 with provision for annual extensions at the option of the lenders and upon notice from us. The other facility, for one of our subsidiaries, totalling $300 million (C$402 million), is fully revolving for three years from December 2003. The facility is extendable annually for an additional one year period at the option of the lenders and upon notice from the subsidiary. Revolving credit and term loan borrowings include bankers acceptance, LIBOR loan and commercial paper indebtedness of $2.2 billion as at June 30, 2004.
(3)
To fund the acquisition of Tom Brown, we arranged a $3.0 billion non-revolving term loan facility with a group of our lenders. The facility size has been reduced to $1.8 billion and approximately $1.7 billion was drawn under the facility. Amounts borrowed under the facility are to be repaid as follows: 25 percent within nine months of the initial drawdown, a further 50 percent within 15 months of the initial drawdown and the final 25 percent within 24 months of the initial drawdown.
(4)
Canadian dollar denominated debt has been converted to U.S. dollar amounts using the exchange rate of C$1.00 equals US$0.7460 at June 30, 2004.
(5)
An unlimited number of common shares are authorized. At June 30, 2004, there were approximately 461 million common shares outstanding.
(6)
We have option plans which permit common shares to be reserved for issuance pursuant to options granted to its directors and employees. At June 30, 2004, options to purchase approximately 22.4 million common shares were outstanding, 14.1 million of which were then exercisable, at exercise prices ranging from C$13.50 to C$53.00 per common share.
(7)
Share options, net is defined as the fair value of the share options of Alberta Energy Company Ltd. ("AEC") exchanged for share options of EnCana as part of the business combination of PanCanadian Energy Corporation and AEC on April 5, 2002.

CREDIT RATINGS

        The notes have been assigned a rating of "A-" by S&P, a rating of "Baa2" by Moody's and a rating of "A (low)" by DBRS. Our long-term debt rating by Moody's was lowered from Baa1 to Baa2 on July 14, 2004. The rating by S&P is on CreditWatch with negative implications and the rating by DBRS is with a negative trend. The S&P CreditWatch with negative implications status implies that the ratings on our long-term debt could remain the same or be lowered. The DBRS negative trend represents an indication that there is a greater likelihood that the rating could change in the future than would be the case if a stable trend is assigned. Credit ratings are intended to provide investors with an independent measure of credit quality of any issue of securities.

        S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of A- by S&P is the third highest of eleven categories and indicates that the obligor is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligors in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong. The addition of a plus (+) or minus (-) designation after a rating indicates the relative standing within a particular rating category.

        Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Baa2 by Moody's is the fourth highest of nine categories and is assigned to debt securities which are considered medium-grade obligations (i.e., they are subject to moderate credit risk). Such debt securities may possess certain speculative characteristics. The addition of a 1, 2 or 3 modifier after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

        DBRS' credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of A (low) by DBRS is the third highest of ten categories and is assigned to debt securities considered to be of satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than with AA rated entities. While a respectable rating, entities in the A category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher rated companies. The assignment of a "(high)" or "(low)" modifier within each rating category indicates relative standing within such category. The "high" and "low" grades are not used for the AAA category.

        The credit ratings accorded to the notes by the rating agencies are not recommendations to purchase, hold or sell the notes inasmuch as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgement circumstances so warrant, and if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus supplement.

INTEREST COVERAGE

        The following sets forth interest coverage ratios calculated for the twelve month period ended December 31, 2003 based on audited financial information and for the twelve month period ended June 30, 2004 based on unaudited financial information. The interest coverage ratios set out below have been prepared and included in this prospectus supplement in accordance with Canadian disclosure requirements. The interest coverage ratios set out below do not purport to be indicative of interest coverage ratios for any future periods. In calculating the ratios, the interest expense on long-term debt has been adjusted to give effect to the issuance of the notes and the application of the net proceeds to repay bank and commercial paper indebtedness as described under "Use of Proceeds", the issuance of $1 billion of notes by EnCana Holdings Finance Corp., the borrowings under our non-revolving bridge facility and the redemption on March 23, 2004 of our coupon reset subordinated term securities and the borrowings incurred to fund such redemption. Adjustments for other normal course issuances and repayments of long-term debt subsequent to December 31, 2003 would not materially affect the ratios and, as a result, have not been made. For further information regarding interest coverage, reference is made to "Interest Coverage" in the prospectus.

	December 31, 2003	June 30, 2004
Interest coverage on long-term debt:
Net earnings	7.5 times	4.3 times
Cash flow	11.2 times	11.3 times

        Interest coverage on long-term debt on a net earnings basis is equal to net earnings before interest on long-term debt and income taxes divided by interest expense on long-term debt. Interest coverage on long-term debt on a cash flow basis is equal to cash flow before interest expense on long-term debt and cash income taxes divided by interest expense on long-term debt. For purposes of calculating the interest coverage ratios set forth herein, long-term debt includes the current portion of long-term debt and amounts with respect to notes issued hereunder.

DESCRIPTION OF THE NOTES

        The following description of the terms of the notes (referred to in the prospectus as the "debt securities") supplements, and to the extent inconsistent therewith replaces, the description set forth under "Description of Debt Securities" in the prospectus and should be read in conjunction with such description. Capitalized terms used but not defined in this prospectus supplement have the meanings ascribed to them in the prospectus. In this section only, "we", "us", "our" or "EnCana" refer to EnCana Corporation without any of its subsidiaries or partnerships through which it operates.

General

        Payment of the principal, premium, if any, and interest on the notes will be made in United States dollars.

        The 2009 notes initially will be issued in an aggregate principal amount of $250 million and the 2034 notes initially will be issued in an aggregate principal amount of $750 million. The 2009 notes will mature on August 15, 2009 and the 2034 notes will mature on August 15, 2034. The 2009 notes will bear interest at the rate of 4.60% per year and the 2034 notes will bear interest at the rate of 6.50% per year. Interest will be payable on the notes from August 4, 2004 or from the most recent date to which interest has been paid or provided for, payable semi-annually on February 15 and August 15 of each year, commencing February 15, 2005, to the persons in whose names the notes are registered at the close of business on the preceding February 1 or August 1, respectively. The notes will be sold in denominations of $1,000 and integral multiples thereof.

        We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional notes under the Indenture. Unless otherwise set forth in a prospectus supplement, such additional notes will rank equally and have the same terms as the 2009 notes or the 2034 notes, as applicable, offered hereby in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the new notes, or except for the first payments of interest following the issue date of the new notes) so that the new notes may be consolidated and form a single series with the 2009 notes or the 2034 notes, as applicable, and have the same terms as to status, redemption and otherwise as the 2009 notes or the 2034 notes, as applicable. In the event that additional notes are issued, we will prepare a new prospectus supplement.

        The notes will not be entitled to the benefits of any sinking fund. We may issue debt securities and incur additional indebtedness other than through the offering of notes pursuant to this prospectus supplement.

        The provisions of the Indenture relating to the payment of Additional Amounts in respect of Canadian withholding taxes in certain circumstances (described under the caption "Description of Debt Securities—Additional Amounts" in the prospectus) and the provisions of the Indenture relating to the redemption of notes in the event of specified changes in Canadian withholding tax law on or after the date of this prospectus supplement (described under the caption "Description of Debt Securities—Tax Redemption" in the prospectus) will apply to the notes.

Ranking and Other Indebtedness

        The notes will be our direct unsecured obligations and will rank equally and ratably with all of our other unsubordinated and unsecured indebtedness. The notes will be structurally subordinate to all existing and future indebtedness and liabilities of any of our corporate and partnership subsidiaries. We conduct a substantial portion of our operations through our corporate and partnership subsidiaries. As at June 30, 2004, our corporate and partnership subsidiaries had approximately $1.1 billion of long-term debt outstanding to third parties.

Optional Redemption

        The notes will be redeemable, in whole or in part, at our option at any time at a redemption price equal to the greater of:

  •
  100% of the principal amount of the notes to be redeemed, and

  •
  the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus 15 basis points in the case of the 2009 notes and plus 25 basis points in the case of the 2034 notes, in either case, plus accrued interest thereon to the date of redemption.

        "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

        "Comparable Treasury Issue" means the United States Treasury security or securities selected by the Independent Investment Banker as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

        "Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if fewer than four such Reference Treasury Dealer Quotations are obtained, the average of all such quotations.

        "Independent Investment Banker" means one of the Reference Treasury Dealers, which is appointed by the Trustee after consultation with us.

        "Reference Treasury Dealers" means each of ABN AMRO Incorporated and Lehman Brothers Inc. or their affiliates, plus three others which are primary U.S. Government securities dealers and their respective successors; provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in the United States (a "Primary Treasury Dealer"), we shall substitute for it another Primary Treasury Dealer.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Reference Treasury Dealer, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted by such Reference Treasury Dealers at 3:30 p.m. New York Time on the third business day preceding such redemption date.

        Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed.

        Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or the portions of the notes called for redemption.

        In the case of a partial redemption of notes, selection of such notes for redemption will be made pro rata, by lot or such other method as the Trustee in its sole discretion deems appropriate and just. If any note is redeemed in part, the notice of redemption relating to such note shall state the portion of the principal amount thereof to be redeemed; provided that no note in an aggregate principal amount of $1,000 or less shall be redeemed in part. A replacement note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original note.

Book-Entry System

        The Depository Trust Company (hereinafter referred to as the "Depositary") will act as securities depository for the notes. The notes will be issued as fully registered notes registered in the name of Cede & Co. (the Depositary's nominee). One or more fully registered global notes (hereinafter referred to as the "global notes") will be issued for each of the notes, in the aggregate principal amount of the issue, and will be deposited with the Depositary. The provisions set forth under "Description of Debt Securities—Global Securities" in the prospectus will be applicable to the notes.

        The following is based on information furnished by the Depositary:

        The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the United States Securities Exchange Act of 1934. The Depositary also facilitates the settlement among participants of notes transactions, such as transfers and pledges, in deposited notes through electronic computerized book-entry charges in participants' accounts, thereby eliminating the need for physical movement of notes certificates. Direct participants include:

  •
  securities brokers and dealers;

  •
  banks;

  •
  trust companies;

  •
  depositories for Euroclear and Clearstream;

  •
  clearing corporations; and

  •
  certain other organizations.

        The Depositary is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC, and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly, in the case of "indirect participants". The rules applicable to the Depositary and its participants are on file with the SEC.

        Purchases of notes under the Depositary's system must be made by or through direct participants, which will receive a credit for the notes on the Depositary's records. The ownership interest of each actual purchaser of notes represented by the global notes by a "beneficial owner" is in turn to be recorded on the direct and indirect participant's records. Beneficial owners will not receive written confirmation from the Depositary of their purchases but beneficial owners are expected to receive written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners entered into the transaction. Transfers of ownership interest in the global notes representing the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners of the global notes representing notes will not receive notes in definitive form representing their ownership interests, except in the event that use of the book-entry system for the notes is discontinued or upon the occurrence of certain other events described in this prospectus supplement.

        To facilitate subsequent transfers, the global notes representing notes which are deposited with the Depositary are registered in the name of the Depositary's nominee, Cede & Co. The deposit of the global notes with the Depositary and its registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual beneficial owners of the global notes representing the notes. The Depositary's records reflect only the identity of the direct participants to whose accounts the notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by the Depositary to direct participants, by direct participants to indirect participants and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Neither the Depositary nor Cede & Co. will consent or vote with respect to the global notes representing the notes. Under its usual procedures, the Depositary mails an "omnibus proxy" to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those direct participants whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

        Principal and interest payments on the global notes representing the notes will be made to the Depositary. The Depositary's practice is to credit direct participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on that date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with notes held for the account of customers in bearer form or registered in "street name", and will be the responsibility of the participant and not of the Depositary, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of us or the Trustee, disbursement of these payments to direct participants shall be the responsibility of the Depositary, and disbursement of these payments to the beneficial owners shall be the responsibility of direct and indirect participants. Neither we nor the Trustee will have any responsibility or liability for disbursements of payments in respect of ownership interest in the notes by the Depositary or the direct or indirect participants or for maintaining or reviewing any records of the Depositary or the direct or indirect participants relating to ownership interests in the notes or the disbursement of payments in respect of the notes.

        The information in this section concerning the Depositary and the Depositary's system has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangements between us and the Depositary and any changes to these procedures that may be instituted unilaterally by the Depositary.

Certificated Notes

        The Depositary may discontinue providing its services as depository with respect to the notes at any time by giving reasonable notice to us and the Trustee. Under these circumstances, and in the event that a successor depository is not appointed, notes in certificated form are required to be printed and delivered. We may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor depository). In that event, notes in certificated form will be printed and delivered. If at any time the Depositary ceases to be a clearing agency registered under the Exchange Act and a successor depository is not appointed by us within 90 days or if there shall have occurred and be continuing an Event of Default under the Indenture with respect to the notes and the Trustee has received a request from a beneficial holder of outstanding notes to issue notes in certificated form to such holder, we will issue individual notes in certificated form in exchange for the global notes.

CERTAIN INCOME TAX CONSEQUENCES

        The following summary is of a general nature only and is not intended to be, and should not be construed to be, legal or tax advice to any prospective investor and no representation with respect to the tax consequences to any particular investor is made. Accordingly, prospective investors should consult with their own tax advisors for advice with respect to the income tax consequences to them of purchasing, holding or disposing of the notes having regard to their own particular circumstances, including any consequences of an investment in the notes arising under state, provincial or local tax laws in the United States or Canada or tax laws of jurisdictions outside the United States or Canada.

Certain Canadian Federal Income Tax Considerations

        The following summary describes the principal Canadian federal income tax considerations generally applicable to you as a consequence of acquiring, holding and disposing of notes; provided that you, at all relevant times, for the purposes of the Income Tax Act (Canada) (the "Tax Act") deal with EnCana at arm's length, are not, and are not deemed to be, a resident of Canada, do not use or hold and are not deemed by the provisions of the Tax Act to use or hold the notes in the course of carrying on a business in Canada and, where you carry on an insurance business in Canada and elsewhere, you establish that the notes are neither "designated insurance property" (as defined in the Tax Act and the regulations thereunder (the "Regulations")) nor effectively connected with the insurance business you carry on in Canada.

        This summary is based upon the current provisions of the Tax Act and the Regulations, all specific proposals to amend such provisions publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and an understanding of the current published administrative practices of the Canada Revenue Agency. This summary is not exhaustive of all possible Canadian federal income tax consequences, and except as noted above does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, and does not take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from the federal income tax considerations.

        Under the Tax Act, you will not be subject to Canadian withholding tax in respect of any amounts paid or credited by EnCana to you as, on account of, in lieu of, or in satisfaction of interest on the notes. There are no other Canadian taxes on income or capital gains payable under the Tax Act in respect of the holding, redemption or disposition of the notes or the receipt of interest on the notes by you from EnCana.

Certain U.S. Federal Income Tax Considerations

        The following summary describes certain U.S. federal income tax consequences that may be relevant to the purchase, ownership and disposition of notes by United States persons (as defined below) who purchase notes in this offering at the issue price set forth on the cover of this prospectus supplement and who hold the notes as capital assets ("U.S. Holders") within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). This summary does not address tax consequences applicable to subsequent purchasers of the notes. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as dealers in securities or currencies, financial institutions, insurance companies, tax-exempt organizations, persons holding the notes as a part of a straddle, hedge, or conversion transaction or a synthetic security or other integrated transaction, U.S. Holders whose "functional currency" is not the U.S. dollar, and holders who are not U.S. Holders. This discussion does not cover any state, local, or foreign tax consequences. The discussion is based upon the provisions of the Code and United States Treasury regulations, rulings and judicial decisions under the Code, all as currently in effect as of the date of this prospectus supplement, and those authorities may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. There can be no assurance that the Internal Revenue Service (the "IRS") will take a similar view as to any of the tax consequences described in this summary.

        PERSONS CONSIDERING THE PURCHASE, OWNERSHIP OR DISPOSITION OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE OR OF ANY LOCAL OR FOREIGN TAXING JURISDICTION.

        As used in this section, the term "United States person" means a beneficial owner of a note that is (i) a citizen or resident of the United States, (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof or therein, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (A) which is subject to the supervision of a court within the United States and the control of a United States person, or (B) that was in existence on August 20, 1996, was treated as a United States person under the Code on the previous day, and validly elected to continue to be so treated under applicable United States Treasury regulations.

        If a partnership holds a note, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A partner of a partnership holding a note should consult its own tax advisors.

Payments of Interest

        Interest on a note will generally be includable by a U.S. Holder as ordinary income at the time the interest is paid or accrued, depending on the U.S. Holder's method of accounting for U.S. federal income tax purposes. In addition to interest on the notes, a U.S. Holder would be required to include as income any Canadian withholding taxes and any additional amounts we may pay as a result of the imposition of Canadian withholding taxes. As a result, a U.S. Holder may be required to include more amounts in gross income than the amount of cash it actually receives. A U.S. Holder may be entitled to deduct or credit foreign withheld tax, subject to applicable limitations in the Code. For U.S. foreign tax credit purposes, interest income on a note generally will constitute foreign source income and be considered "passive income" or "financial services income" (or, if the applicable rate of Canadian withholding tax is 5% or more, interest on the notes will be treated as "high withholding tax interest"). The rules governing the U.S. foreign tax credit are complex and investors are urged to consult their tax advisors regarding the availability of the credit under their particular circumstances.

Original Issue Discount

        It is not expected that the notes will be issued with original issue discount ("OID"). If, however, the notes are issued with more than a de minimis amount of OID, then such OID would be treated for U.S. federal income tax purposes as accruing over the notes' term as interest income of the U.S. Holders. A U.S. Holder's adjusted tax basis in a note would be increased by the amount of any OID included in its gross income. In compliance with United States Treasury regulations, if we determine that the notes have OID, we will provide certain information to the IRS and/or U.S. Holders that is relevant to determining the amount of OID in each accrual period.

Sale, Exchange or Retirement of the Notes

        Upon the sale, exchange or retirement of a note, a U.S. Holder generally will recognize a taxable gain or loss equal to the difference between the amount realized on such sale, exchange, retirement, or redemption (reduced by any amounts attributable to accrued but unpaid interest, which will be taxable as ordinary income) and the U.S. Holder's adjusted tax basis in the note. Such gain or loss generally will constitute a long term capital gain or loss if the note was held by such U.S. Holder for more than one year and otherwise will be short term capital gain or loss. Under current law, net capital gains of certain non-corporate taxpayers (including individuals) are taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations. In the case of a U.S. Holder who is a United States resident (as defined in Section 865 of the Code), any such gain or loss will be treated as U.S. source, unless it is attributable to an office or other fixed place of business outside the United States and certain other conditions are met.

Backup Withholding and Information Reporting

        In general, information reporting requirements will apply to payments of principal and interest on a note and payments of the proceeds of sale to U.S. Holders other than certain exempt recipients (such as corporations). In addition, a backup withholding tax may apply to such payments if such a U.S. Holder fails to provide an accurate taxpayer identification number or otherwise fails to comply with applicable requirements of the backup withholding rules. Any amounts withheld under those rules will be allowed as a credit against the U.S. Holder's U.S. federal income tax liability and may entitle the U.S. Holder to a refund to the extent they exceed such liability, provided the required information is furnished to the IRS in a timely manner. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS.

UNDERWRITING

        We intend to offer the notes through the underwriters. ABN AMRO Incorporated and Lehman Brothers Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions contained in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of the notes listed opposite their names below.

Underwriters	Principal Amount of 2009 Notes	Principal Amount of 2034 Notes
ABN AMRO Incorporated	$62,500,000	$187,500,000
Lehman Brothers Inc.	62,500,000	187,500,000
Banc of America Securities LLC	12,500,000	37,500,000
BNP Paribas Securities Corp.	12,500,000	37,500,000
Citigroup Global Markets Inc.	12,500,000	37,500,000
HSBC Securities (USA) Inc.	12,500,000	37,500,000
Barclays Capital Inc.	5,000,000	15,000,000
CIBC World Markets Corp.	5,000,000	15,000,000
Credit Suisse First Boston LLC	5,000,000	15,000,000
Deutsche Bank Securities Inc.	5,000,000	15,000,000
Goldman, Sachs & Co.	5,000,000	15,000,000
Greenwich Capital Markets, Inc.	5,000,000	15,000,000
Harris Nesbitt Corp.	5,000,000	15,000,000
J.P. Morgan Securities Inc.	5,000,000	15,000,000
Lazard Frères & Co. LLC	5,000,000	15,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	5,000,000	15,000,000
Morgan Stanley & Co. Incorporated	5,000,000	15,000,000
RBC Capital Markets Corporation	5,000,000	15,000,000
Scotia Capital (USA) Inc.	5,000,000	15,000,000
TD Securities (USA) Inc.	5,000,000	15,000,000
UBS Securities LLC	5,000,000	15,000,000

Total	$250,000,000	$750,000,000

        In the underwriting agreement, the several underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the notes offered hereby if any of the notes are purchased. In the event of default by an underwriter, the underwriting agreement provides that, in certain circumstances, purchase commitments of the non-defaulting underwriters may be increased or the purchase agreement may be terminated. The obligations of the underwriters under the underwriting agreement may also be terminated upon the occurrence of certain stated events.

        We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

        The notes will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory in Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any notes purchased by it, in Canada or to residents of

Canada in contravention of the securities laws of any province or territory of Canada, and that any selling agreement or similar agreement with respect to the notes will require each dealer or other party thereto to make an agreement to the same effect.

        The representatives have advised us that the underwriters propose initially to offer the notes to the public at the public offering price set forth on the cover of this prospectus supplement and to certain dealers at that price less a concession not to exceed 0.35% of the principal amount of the 2009 notes and 0.45% of the principal amount of the 2034 notes. The underwriters may allow, and such dealers may reallow, a discount not to exceed 0.20% of the principal amount of the 2009 notes and the 2034 notes, respectively, on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed by the underwriters.

        The expenses of the offering, not including the underwriting commission, are estimated to be approximately $1 million and are payable by us.

        We have agreed not to, prior to the closing of this offering, directly or indirectly, offer, sell, contract to sell or otherwise dispose of any debt securities which mature more than one year after the closing of this offering and which are substantially similar to the notes, without first obtaining the prior written consent of the representatives of the underwriters.

        The notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes after completion of the offering. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

        Certain of the underwriters and/or their affiliates have performed certain investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Also, certain of the underwriters are affiliates of banks which are lenders to us and to which we are currently indebted. As a consequence of their participation in the offering, the underwriters affiliated with such banks will be entitled to share in the underwriting commission relating to the offering of the notes. The decision to distribute the notes hereunder and the determination of the terms of this offering were made through negotiations between us and the underwriters. Although the banks did not have any involvement in such decision or determination, a portion of the proceeds of the offering will be used by us to repay indebtedness to such banks. See "Use of Proceeds". As a result, one or more of such banks may receive more than 10% of the net proceeds from the offering of the notes in the form of the repayment of such indebtedness. Accordingly, the offering of the notes is being made pursuant to Rule 2710(h) of the Conduct Rules of the National Association of Securities Dealers, Inc. Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated BBB or better by S&P's rating service or Baa or better by Moody's rating service.

        Certain of the underwriters will make the notes available for distribution on the internet though a third-party system operated by Market Axess Corporation, an internet-based communications technology provider. Market Axess Corporation is providing the system for communications between such underwriters and their customers and is not a party to any transactions. Market Axess Corporation, a registered broker-dealer, will receive compensation from certain of the underwriters based on transactions they conduct through the system. Such underwriters will make the notes available to their customers through the internet distributions on the same terms as distributions made through other channels.

        In connection with the offering, the underwriters are permitted to engage in transactions that stabilize the market price of the notes. Such transactions consist of bids or purchases to peg, fix or maintain the price of the notes. If the underwriters create a short position in the notes in connection with the offering (i.e., if they sell more notes than are on the cover page of this prospectus supplement) the underwriters may reduce that short position by purchasing notes in the open market. Purchases of a security to stabilize the price or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

        Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the notes. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

        Lazard Frères & Co. LLC ("Lazard") has entered into an agreement with Mitsubishi Securities (USA), Inc. ("Mitsubishi") pursuant to which Mitsubishi provides certain advisory and/or other services to Lazard, including in respect of this offering. In return for the provision of such services by Mitsubishi to Lazard, Lazard will pay to Mitsubishi a mutually agreed upon fee.

LEGAL MATTERS

        Certain legal matters relating to Canadian law will be passed upon for us by Macleod Dixon LLP, Calgary, Alberta, Canada. Certain legal matters relating to United States law will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. In addition, certain legal matters relating to United States law will be passed upon for the underwriters by Shearman & Sterling LLP, Toronto, Ontario, Canada and New York, New York.

EXPERTS

        The audited consolidated financial statements incorporated by reference in the prospectus have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, Chartered Accountants, given on the authority of said firm as experts in auditing and accounting. Information relating to our reserves in our Annual Information Form dated February 25, 2004 was calculated by Gilbert Laustsen Jung Associates Ltd., McDaniel & Associates Consultants Ltd., Ryder Scott Company, Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton as independent petroleum consultants.

        The principals of each of Gilbert Laustsen Jung Associates Ltd., McDaniel & Associates Consultants Ltd., Ryder Scott Company, Netherland, Sewell & Associates, Inc. and DeGolyer and MacNaughton, in each case, as a group own beneficially, directly or indirectly, less than 1% of any class of our securities.

DOCUMENTS INCORPORATED BY REFERENCE

        This prospectus supplement is deemed to be incorporated by reference into the prospectus solely for the purposes of the notes offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus. The following documents which have been filed with the securities commission or similar authority in each of the provinces and territories of Canada are also specifically incorporated by reference in and form an integral part of the prospectus and this prospectus supplement:

  (a)
  our Annual Information Form dated February 25, 2004 (including Management's Discussion and Analysis for the year ended December 31, 2003, incorporated therein by reference);

  (b)
  our audited comparative consolidated financial statements for the year ended December 31, 2003, including the auditor's report thereon;

  (c)
  our unaudited comparative interim consolidated financial statements for the three and six month periods ended June 30, 2004, and the accompanying Management's Discussion and Analysis;

  (d)
  the audited comparative consolidated statements of earnings, retained earnings and cash flows of Alberta Energy Company Ltd. for the year ended December 31, 2001, including the auditors' report thereon, and unaudited comparative consolidated statements of earnings, retained earnings and cash flows for the three month period ended March 31, 2002;

  (e)
  our Information Circular dated March 5, 2004 relating to the annual and special meeting of our shareholders held on April 28, 2004 (excluding those portions under the headings "Statement of Executive Compensation" and "Statement of Corporate Governance Practices"); and

  (f)
  our Material Change Report dated April 15, 2004 relating to our agreement to acquire all of the outstanding shares of Tom Brown.

        Any statement contained in the prospectus, in this prospectus supplement or in any document (or part thereof) incorporated by reference, or deemed to be incorporated by reference, into the prospectus for the purpose of the offering of the notes offered hereby shall be deemed to be modified or superseded to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in the prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this prospectus supplement or the prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.

        You may obtain a copy of our Annual Information Form and other information identified above by writing or calling us at the following address and telephone number:

  EnCana Corporation
  1800, 855 - 2nd Street S.W.
  Calgary, Alberta T2P 2S5
  (403) 645-2000
  Attention: Corporate Secretary

US$1,000,000,000

EnCana Corporation

US$250,000,000 4.60% Notes due 2009

US$750,000,000 6.50% Notes due 2034

PROSPECTUS SUPPLEMENT

JULY 29, 2004

ABN AMRO Incorporated

Lehman Brothers

Banc of America Securities LLC
BNP PARIBAS
Citigroup
HSBC

Barclays Capital
CIBC World Markets
Credit Suisse First Boston
Deutsche Bank Securities
Goldman, Sachs & Co.
Harris Nesbitt
JPMorgan
Lazard
Merrill Lynch & Co.
Morgan Stanley
RBC Capital Markets
RBS Greenwich Capital
Scotia Capital
TD Securities
UBS Investment Bank

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IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS
TABLE OF CONTENTS
FORWARD-LOOKING STATEMENTS
SUMMARY OF THE OFFERING
ENCANA CORPORATION
RECENT DEVELOPMENTS
USE OF PROCEEDS
SELECTED FINANCIAL AND OPERATING INFORMATION
CONSOLIDATED CAPITALIZATION
CREDIT RATINGS
INTEREST COVERAGE
DESCRIPTION OF THE NOTES
CERTAIN INCOME TAX CONSEQUENCES
UNDERWRITING
LEGAL MATTERS
EXPERTS
DOCUMENTS INCORPORATED BY REFERENCE